Exhibit 99.1

VIVOPOWER ANNOUNCES FURTHER STRATEGIC DIRECT INVESTMENT IN TEMBO FROM EMIRATI INVESTMENT OFFICE

Investment commitment secured from private investment office backed by member of ruling Al Maktoum family of Dubai

Initial US$7.5m investment milestones previously met as part of US$10 million commitment

Tembo has now met milestones to qualify for the final follow-on investment of US$2.5 million, for an aggregate total investment of US$10 million

LONDON, Apr 8, 2024 (GLOBE NEWSWIRE) -- VivoPower International PLC (Nasdaq: VVPR, “VivoPower” or the “Company”) is pleased to announce that its subsidiary Tembo e-LV B.V. (“Tembo”) has now met all the milestones to obtain the final follow-on strategic direct equity investment into Tembo, at a pre-money valuation of US$120 million.

This is pursuant to a commitment received in June 2023 from a UAE based private investment office backed by a member of the ruling Al Maktoum family of Dubai. The investor, under the agreement terms, can exercise the option to increase its cumulative investment in subsequent closings, up to US$10 million based on milestones which have now all been met.

VivoPower will continue to retain its majority stake in Tembo. Tembo recently announced a binding heads of agreement to execute a business combination agreement with CCTS, a NASDAQ listed SPAC at an indicative pre money equity valuation of US$838m.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high-performance off-road and on-road electric utility vehicles that meet exacting standards of safety, reliability, and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy. Tembo is a subsidiary of the NASDAQ listed B Corporation, VivoPower International PLC.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, expectations on funding from investors, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com